

December 6, 2012

Via E-mail
Michael Gianatasio
Chief Executive Officer
Benaco, Inc.
130 William Street, 6th Floor
New York, NY 10038

> **Re: Benaco, Inc.**
> **Form 8-K**
> **Filed November 13, 2012**
> **File No. 333-173476**

Dear Mr. Gianatasio:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please update the financial statements and other financial information in the filing to include the interim period ended September 30, 2012.

2. Disclose under Item 5.03 whether you intend to adopt the fiscal year of Homeland Safety Consultants, Inc. (HSC), December 31, or whether you will continue the fiscal year of the registrant which is February 28/29.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 11

Overview, page 11

3. We note from your description of your business that your operations have been limited to the New York City area. Please discuss the company's future prospects and whether they include the expansion into other markets. We note management's undisclosed "plans to increase revenues and to control operating expenses in order to reduce losses from operations." We note that you anticipate raising capital through equity or debt financing. Discuss whether the company's decision to become a public company was motivated by financing needs or other operational goals.

Item 9.01 Financial Statements and Exhibits

Financial Statements, pages F-3 through F-6 and F-17 through F-21

4. It appears that as a result of the transactions that occurred on November 12, 2012 as disclosed in Items 1.01 and 2.01 of this document, the shareholders of HSC obtained the majority of the shares of the combined company. Since Benaco was a public shell at the time of the transactions, this acquisition is considered a recapitalization in the form of a reverse merger. In this regard, please clarify your disclosures so that the nature and terms of the transaction is transparent to readers, and explain how you recorded the reverse merger in your financial statements.

5. Further in a recapitalization, you should retroactively restate the historical stockholders' equity of HSC prior to the merger for the equivalent number of shares received in the merger after giving effect to any difference in par value of the issuer's and acquirer's stock with an offset to paid-in capital. Retained earnings (deficit) of the acquirer are carried forward after the acquisition. Operations prior to the merger are those of HSC. Also, earnings per share for periods prior to the merger are restated to reflect the number of equivalent shares received by the acquiring company. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Shapiro, Staff Accountant, at 202-551-3273 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director